April 18, 2017

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Kate McHale

Re:    DMC Global Inc.
Registration Statement on Form S-3, as amended
File No. 333-216591

Dear Ms. McHale:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DMC Global Inc. respectfully requests acceleration of the effective date for its Registration Statement on Form S-3, as amended (File No. 333-216591) (the “Registration Statement”), so that it may become effective at 2:30p.m. Eastern Daylight Time on Thursday, April 20, 2017, or as soon thereafter as practicable.

Please advise John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335 when the order declaring the Registration Statement effective is signed.

Sincerely,

DMC GLOBAL INC.

By:_/s/ Michelle Shepston

Name: Michelle Shepston
Title: Chief Legal Officer and Secretary

cc:    John Elofson, Davis Graham & Stubbs LLP